Exhibit 99.1

Jeffs’ Brands Appoints Accomplished Capital Markets and Experience M&A Professional as Chief Executive Officer

Tel Aviv, Israel, July 21, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced the appointment of Mr. Eliyahu Zamir as the Company’s new Chief Executive Officer, effective as of August 1, 2025. Mr. Eliyahu Zamir will replace Mr. Viki Hakmon, who will step down from his position as the Company’s Chief Executive Officer, effective as of July 31, 2025. On July 21, 2025, Mr. Hakmon also resigned from the Board of Directors, effective immediately. Mr. Hakmon’s resignation did not result from any disagreements with the Company or the Board of Directors and he will continue to support the Company as a consultant of the Company’s subsidiary, Fort Products Limited.

Mr. Zamir has over two decades of experience in corporate finance, public markets, M&A, and strategic growth, having held key executive and board positions in both public and private companies across multiple sectors. His background includes leading equity financing offering totaling over $150 million from institutional investors, advising companies through initial public offerings (“IPO”) and pre-IPO strategies, and executing complex merger transactions.

Most recently, Mr. Zamir has served as a director at several publicly listed companies, including as an independent director of NewMed Energy – L.P. (TASE: NWMD) since 2024, and as external director and a member of the audit committee of the board of directors and the compensation committee of the board of directors of Formula Systems Ltd (Nasdaq: FORTY, TASE: FORTY). He has also led financial and strategic initiatives in the renewable energy sector in Europe, further demonstrating his ability to scale companies in emerging and high-growth markets.

Mr. Zamir holds an MBA with a specialization in Finance from Ben-Gurion University (Israel) and a B.A. in Business Administration with a specialization in accounting and finance from the College of Management (Israel).

Jeffs’ Brands believes Mr. Zamir’s appointment marks a significant step in positioning the Company for long-term strategic expansion, capital markets engagement and value creation for shareholders.

About Jeffs’ Brands

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when stating that the appointment of Mr. Zamir as Chief Executive Officer marks a significant step in positioning the Company for long-term strategic expansion, capital market engagement, and value creation for shareholders and when discussing Mr. Zamir’s ability to scale companies in emerging and high-growth markets. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com